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SEC FILE NUMBER
~~8- 53308~~

8-66941

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/09 (MM/DD/YY) AND ENDING 1/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Genuity Capital Markets USA Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 4900, 40 King Street West
(No. and Street)

Toronto	Ontario, Canada	M5H 3Y2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Conrad Beyleveldt — 416-687-5414
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG , LLP
(Name - if *individual, state last, first, middle name)*

333 Bay Street - Suite 4600	Toronto	Ontario, Canada	M5H 2S5
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley Wylie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Genuity Capital Markets USA Corp., as of January 31 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and CEO

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☒ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**


SEC MAIL
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Financial Statements and Supplementary Information
(Expressed in U.S. Dollars)

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Year ended January 31, 2010



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Genuity Capital Markets USA Corp.

We have audited the accompanying statement of financial condition of Genuity Capital Markets USA Corp. as at January 31, 2010, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genuity Capital Markets USA Corp. as at January 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 9, 2010

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Statement of Financial Condition
(Expressed in U.S. Dollars)

January 31, 2010

		2010
Assets		
Cash and cash equivalents	$	1,551,353
Restricted term deposit (note 6)		120,000
Accounts receivable		167,931
Receivable from clearing organization		50,000
Prepaid expenses		32,674
Due from parent (note 5(a))		17,510
Deferred taxes (note 9)		156,974
Capital assets (note 3)		93,888
	$	2,190,330
Liabilities & Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	147,128
Subordinated loan (note 5(b))		800,000
		947,128
Stockholder's equity:		
Common stock (note 4)		700,000
Contributed surplus		138,904
Retained earnings		404,298
		1,243,202
	$	2,190,330

See accompanying notes to financial statements.

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Statement of Income
(Expressed in U.S. Dollars)

Year ended January 31, 2010

		2010
Revenue:		
Sales and trading revenue	$	5,162,020
Interest income		5,051
Foreign exchange gain		174,583
		5,341,654
Expenses:		
Direct clearing and execution charges (note 5(a))		61,399
Indirect execution charge (note 5(a))		3,730,710
Employee compensation & benefits		121,594
Data processing and communications (note 5(a))		460,833
Occupancy		261,665
Amortization of capital assets		65,273
Interest expenses (note 5 (b))		115,045
General and administrative (note 5(a))		404,869
		5,221,388
Income before income taxes		120,266
Income taxes:		
Current (note 9)		(8,920)
Deferred		(41,739)
		(50,659)
Net income	$	170,925

See accompanying notes to financial statements.

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(Expressed in U.S. Dollars)

Year ended January 31, 2010

Subordinated loan January 31, 2009	$ 800,000
Subordinated loan issued or repaid	-
Subordinated loan January 31, 2010	$ 800,000

See accompanying notes to financial statements.

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. Dollars)

Year ended January 31, 2010

	Common stock	Contributed surplus	Retained earnings	Total
Stockholder's equity January 31, 2009	$ 700,000	$ 138,904	$ 233,373	$ 1,072,277
Net income	-	-	170,925	170,925
Stockholder's equity January 31, 2010	$ 700,000	$ 138,904	$ 404,298	$ 1,243,202

See accompanying notes to financial statements.

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Statement of Cash Flows
(Expressed in U.S. Dollars)

Year ended January 31, 2010

		2010
Cash flows from (used in) operating activities:		
Net income	$	170,925
Items not involving cash:		
Amortization of capital assets		65,273
Deferred taxes		(41,739)
Change in non - cash operating items:		
Decrease in accounts receivable		115,686
Increase in prepaid expenses		(6,135)
Increase in deposit with carrying broker		(50,000)
Decrease in due to affiliates		(71,568)
Decrease in accounts payable and accrued liabilities		(216,131)
		(33,689)
Cash flows used in investing activities:		
Purchase of capital assets		(33,368)
Decrease in cash and cash equivalents		(67,057)
Cash and cash equivalents, beginning of year		1,618,410
Cash and cash equivalents, end of year	$	1,551,353
Supplemental cash flow information:		
Interest paid	$	120,331
Taxes paid		-

See accompanying notes to financial statements.

Genuity Capital Markets USA Corp. (the "Corporation") was incorporated on February 10, 2005 under the laws of the Province of Ontario, Canada. The Corporation is a wholly owned subsidiary of Genuity Capital Markets (the "Parent"), a Canadian owned investment dealer and member of the Investment Industry Organization of Canada.

The Corporation is a member of the Financial Industry Regulatory Authority ("FINRA"). The Corporation is subject to regulation by FINRA and pursuant to United States Securities and Exchange Commission ("SEC") Rule 15c3-3 under subparagraph (k)(2)(ii), clears transactions on a fully disclosed basis through Penson Financial Services, Inc. ("Penson"), a FINRA member. The Corporation utilizes the services of its Parent to perform certain securities trading, clearing and record-keeping activities. For customer accounts not cleared through Penson, the Corporation acts as a self-clearing firm, clearing and settling transactions on a Delivery Versus Payment/Receive Versus Payment basis, and its Parent performs certain securities trading, clearing and record-keeping activities as its agent in various securities markets. The Corporation does not otherwise hold customer funds or safe-keep customer securities and is also exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.GAAP").

(b) Cash and cash equivalents:

The Corporation considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(c) Sales and trading revenue:

Sales and trading revenue, consisting of commission revenue from customer security transactions is recorded on a trade-date basis.

1. Significant accounting policies (continued):

(d) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at year-end exchange rates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at average rates of exchange in effect during the year. Realized and unrealized foreign exchange gains and losses are recorded in income in the year in which they occur.

(e) Capital assets:

Capital assets are initially recorded at cost and are amortized over their estimated useful lives using the declining-balance basis, except for leasehold improvements which are over the term of the lease. Amortization rates are as follows:

Computer equipment	40%
Office furniture	29%
Leasehold improvements	Term of the lease

(f) Income taxes:

The Corporation follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred income tax assets and liabilities represent the differences between the carrying amounts of assets or liabilities and their value for tax purposes. These deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which differences are expected to be recovered or settled. Deferred tax assets related to tax loss carry forwards are recorded when it is more likely than not that future taxable income will be available to absorb these losses. Changes in deferred income taxes related to changes in tax rates are recognized in income in the year in which the changes are enacted.

(g) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

1. Significant accounting policies (continued):

(h) Adoption of new accounting standards:

i. On February, 01, 2009, the Corporation adopted the provision of Statements of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Corporation. Unobservable inputs are inputs that reflect the Corporation's assumptions about what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(a) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(b) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(c) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(Expressed in U.S. Dollars)

1. Significant accounting policies (continued):

(i) Adoption of new accounting standards (continued):

ii. The Corporation adopted SFAS No. 165, Subsequent Events ("SFAS 165"). SFAS 165 requires disclosure of the date through which management has evaluated subsequent events.

The adoption of these standards did not have a material impact on these financial statements.

2. Financial instruments:

(a) Credit risk:

Credit risk is the risk that counterparties to transactions do not fulfill their obligations. The Corporation manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, the Corporation's most significant counterparty concentrations were with financial institutions, institutional clients, and its Parent. This counterparty risk was collateralized substantially by securities.

(b) Fair values of financial instruments:

The fair values of financial instruments other than due from affiliates (note 5) and the subordinated loan (note 5b) approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

3. Capital Assets:

						2010
		Cost		Accumulated amortization		Net book value
Computer equipment	$	244,701	$	187,780	$	56,921
Office furniture		75,358		52,085		23,273
Leasehold improvements		75,844		62,150		13,694
	$	395,903	$	302,015	$	93,888

(Expressed in U.S. Dollars)

4. Common stock:

		2010		2009
Authorized:				
Unlimited common shares				
Issued:				
70,000 common shares	$	700,000	$	700,000

5. Related party transactions and balances:

(a) Transactions with affiliate:

In accordance with an Operating Agreement dated April 26, 2005, the Parent provides certain securities trading, clearing and record keeping activities as agent for and on behalf of the Corporation. Under this Operating Agreement, direct costs are charged directly to the Corporation and indirect costs are charged to the Corporation based on an execution charge per transaction or an allocation of certain costs. During the year, the Parent charged the Corporation $208,172 for direct costs, including clearing and execution, courier, office supplies, and travel and accommodation. These charges are included in Direct clearing and execution charges, Data processing and communication, and General and administrative. During the year, the Parent charged the Corporation $3,680,511 for indirect costs based on an execution charge per transaction.

The Corporation has $17,510 of receivable from its Parent at January 31, 2010. This amount is non-interest bearing and due on demand.

(b) Subordinated loan:

The subordinated loan in the amount of $800,000 is from the Parent, is subordinated to the claims of the general creditors of the Corporation and has been issued pursuant to the standard subordinated loan agreement in the form required by FINRA. The subordinated borrowing matures on February 1, 2012 and is available in computing net capital. To the extent that such borrowing is required for the Corporation's continued compliance with net capital requirements, it may not be repaid without the prior approval of FINRA. For the period February 1, 2009 to January 3, 2010, the loan was interest bearing at a rate of 15% per annum. During the year, interest of $110,795 was incurred on this loan. Effective January 4, 2010, the loan is non-interest bearing.

(Expressed in U.S. Dollars)

6. Commitments and guarantees:

The Corporation has contractual obligations under non-cancellable leases in respect of rent payable on leased premises as follows:

2011	$ 153,329

In connection with leased premises, the Corporation's banker issued a standby letter of credit for $120,000 to the landlord. The Corporation has provided a security interest in a term deposit in the amount of $120,000 to its banker. This has been recorded as restricted term deposit on the Statement of Financial Condition.

In the normal course of operations, the Corporation provides indemnifications, which are often standard contractual terms, to counterparties in transactions such as service agreements and purchases of goods. Under these agreements, the Corporation agrees to indemnify the counterparty against loss or liability arising from the acts or omissions of the Corporation in relation to the agreement. The nature of the indemnifications in these agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount that the Corporation could be required to pay such counterparties.

7. Receivable from and payable to customers:

From time to time the Corporation has amounts receivable from or payable to customers relating to securities that have not been delivered or received respectively. As at January 31, 2010, there were no such amounts.

8. Net capital requirements:

The Corporation is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Corporation uses the alternate method to compute net capital. Under Rule 15c3-1, the Corporation is required to maintain minimum net capital of $250,000. At January 31, 2010, the Corporation had a net capital of $1,353,923 which was $1,103,923 in excess of the required net capital.

(Expressed in U.S. Dollars)

9. Income taxes:

For Canadian tax purposes, the Corporation files a Canadian dollar tax return in Canada. The current portion of the income tax expense (benefit) included in the statement of operations, as determined in accordance with U.S. GAAP, Accounting for Income Taxes, is as follows:

		2010
U.S. federal	$	23,810
U.S. state		7,697
Canada federal		(40,427)
	$	(8,920)

The tax effects of temporary differences that give rise to the deferred income tax asset at January 31, 2010 are presented below:

		2010
Deferred tax assets:		
Start-up expenses	$	27,420
Temporary non-deductible expenses		9,227
Tax loss carryforward (expiry January 31, 2029)		50,503
Tax loss carryforward (expiry January 31, 2030)		67,082
Capital assets		2,742
Deferred tax asset	$	156,974

10. Off balance sheet risk:

Though the receivables from and payables to counterparties are substantially collateralized, there is some amount of off balance sheet risk with respect to the payables since the value of the related securities might increase in value before they are delivered to the Corporation thus increasing the Corporation's risk in the event the counterparty does not deliver the securities.

11. Subsequent event:

The Corporation has evaluated the effects of subsequent events that have occurred subsequent to the year ended, January 31, 2010 and through to March 9, 2010, which is the date the financial statements were issued. On March 4, 2010, the Corporation's Parent signed a definitive agreement to be acquired by Canaccord Financial Inc.

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Commission

(Expressed in U.S. Dollars)

Total ownership equity from statement of financial condition		1,243,201
Liabilities subordinated to claims of general creditors	$	800,000
Less other deduction		-
Less non-allowable assets		(607,202)
Less haircuts on foreign currency		(82,077)
Net capital	$	1,353,923
Minimum capital requirement	$	(250,000)
Excess net capital	$	1,103,923

The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of January 31, 2010, filed by the Corporation on March 9, 2010 on amended form X-17A-5.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Commission

Pursuant to SEC Rule 15c3-3 (k)(2)(ii), the Corporation clears transactions on a fully disclosed basis through a U.S. registered clearing firm and also operates pursuant to the (k)(2)(i) exemption of SEC Rule 15c3-3.



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Genuity Capital Markets USA Corp.

In planning and performing our audit of the financial statements of Genuity Capital Markets USA Corp. (the "Company"), as of and for the year ended January 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those in charge with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 9, 2010



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Genuity Capital Markets USA Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to January 31, 2010, which were agreed to by Genuity Capital Markets USA Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as per the Company's Form SIPC-6 and copy of the cheques issued to SIPC as of August 19, 2009 and October 27, 2009 noting no differences.

2. Compared the amounts reported on the Company's Form X-17A-5 for the periods from April 1, 2009 to June 30, 2009, July 1, 2009 to September 30, 2009, October 1, 2009 to December 31, 2009 and January 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to January 31, 2010, noting no differences. We have not audited the Form X-17A-5 for this period; however, we have performed audit procedures on the Company's revenues and expenses for the year ended January 31, 2010 in connection with our audit of the Company's annual financial statements as at January 31, 2010.



3. Compared any adjustments reported in Form SIPC-7T with the Company's Form X-17A-5 for the periods April 1, 2009 to June 30, 2009, July 1, 2009 to September 30, 2009, October 1, 2009 to December 31, 2009 and January 31, 2010 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and agreed the respective amounts to the Company's Form X-17A-5 for the periods April 1, 2009 to June 30, 2009, July 1, 2009 to September 30, 2009, October 1, 2009 to December 31, 2009 and January 31, 2010 supporting the adjustments noting no differences.

5. Compared the NIL amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 9, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7T
(29-REV 12/09)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66941 FINRA Jan-10

Genuity Capital Markets USA Corp.

40 King Street West, Suite 4900

Toronto Canac M5H 3Y2

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Conrad Beyleveldt (416) 687-5414

2.	A.	General assessment (item 2e from page 2 but not less than $150 minimum)	$ 10,900
	B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 8/19/2009 & 10/27/2009 Date Paid	(2,709)
	C.	Less prior overpayment applied	(-)
	D.	Assessment balance due or (overpayment)	8,191
	E.	Interest computed on late payment (see instructions E) for _____ days at 20% per annum	-
	F.	Total assessment and interest due (or overpayment carried forward)	$ 8,191
	G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as E above) $ 8,191	
	H.	Overpayment carried forward $(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Genuity Capital Markets USA Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 1 day of March, 20 10.

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending January 31, 2010
Eliminate cents

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,377,935
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	17,871
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	INVESTMENT ADVISORY INCOME	-
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	-
	Total deductions	17,871
2d.	SIPC Net Operating Revenue	$ 4,360,064
2e.	General Assessment @ .0025	$ 10,900

(to page 1 but not less than $150 minimum)